FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2007

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

1.	Press Release dated September 19, 2007, titled “CN announces US$550 million debt offering”.

Item 1
North America’s Railroad

NEWS RELEASE

CN announces US$550 million debt offering

MONTREAL, Sept. 19, 2007 — CN (TSX: CNR)(NYSE: CNI) today announced the terms of a US$550 million debt offering of US$250 million 5.85 per cent Notes due 2017, and US$300 million 6.375 per cent Debentures due 2037. CN expects to close the financing on Sept. 24, 2007.

CN plans to use the estimated net proceeds of US$544 million from the offering to repay a portion of its commercial paper outstanding, and to reduce its accounts receivable securitization program. The indebtedness being repaid was incurred for general corporate purposes, including CN’s share repurchase program.

The debt offering is being made in the United States under the shelf registration statement CN filed on May 9, 2006.

Lead managers of the debt offering are Citi Markets & Banking and J.P. Morgan Securities Inc. Other managers are Banc of America Securities LLC, BMO Capital Markets, Scotia Capital, BNP PARIBAS, RBC Capital Markets, and Wachovia Securities.

A copy of the prospectus for the offering to which this communication relates may be obtained by contacting Citigroup Global Markets Inc. at Prospectus Department, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220, 1-877-858-5407 (toll free) or J.P. Morgan Securities Inc. at 270 Park Avenue New York, NY 10017 Attn: High Grade Syndicate Desk - 8th floor, 1-212-834-4533 (collect).

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk and uncertainties, including the assumption that, while CN expects there may be continued weakness in certain segments of the North American economy in the near term, positive economic conditions in North America and globally will continue, and that its results could differ materially from those expressed or implied in such statements. Important factors that could cause such differences include, but are not limited to, industry competition, legislative and/or regulatory developments, compliance with environmental laws and regulations, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, the effects of adverse general economic and business conditions, inflation, currency fluctuations, changes in fuel prices, labor disruptions, environmental claims, investigations or proceedings, other types of claims and litigation, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to CN’s most recent Form 40-F filed with the United States Securities and Exchange Commission, its Annual Information Form filed with the Canadian securities regulators, its 2006 Annual Consolidated Financial Statements and Notes thereto and Management’s Discussion and Analysis (MD&A), as well as its 2007 quarterly consolidated financial statements and MD&A, for a summary of major risks.

CN -- Canadian National Railway Company and its operating railway subsidiaries -- spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America. For more information on CN, visit the company’s website at  www.cn.ca .

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
Director, Communications, Media	Vice-President, Investor Relations
& Eastern Region	(514) 399-0052
(905) 669-3384

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date:	September 19, 2007	By:	/s/ Cristina Circelli

			Name:	Cristina Circelli
			Title:	Deputy Corporate Secretary and General Counsel